UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 333-137836

THE PDC ENERGY, INC. 401(K) & PROFIT SHARING PLAN

(Exact name of registrant as specified in its charter)

PDC Energy, Inc.

1775 Sherman Street, Suite 3000

Denver, Colorado 80203

(303) 860-5800

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Plan Interests in The PDC Energy, Inc. 401(k) & Profit Sharing Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty

to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.

The PDC Energy, Inc. 401(k) & Profit Sharing Plan (the “Plan”) of PDC Energy, Inc. (the “Company”) has terminated the option to invest in a fund consisting of shares of common stock, $0.01 par value per share, of the Company (the “Common Stock”), and all Plan balances invested in the fund consisting of shares of Common Stock held under the Plan were liquidated. The Company filed a post-effective amendment on Form S-8 with the Securities and Exchange Commission to deregister all shares of Common Stock that remained unsold under the Plan. Accordingly, the Plan is filing this Form 15 to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, The PDC Energy, Inc. 401(k) & Profit Sharing Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: April 20, 2021	THE PDC ENERGY, INC. 401(K) & PROFIT SHARING PLAN By: PDC Energy, Inc. Plan Administrator

	By:	/s/ Nicole L. Martinet
	Name:	Nicole L. Martinet
	Title:	Senior Vice President, General Counsel and Secretary